EXHIBIT 99.1






03/CAT/30

                             FOR IMMEDIATE RELEASE

                 07.00 GMT, 02.00 EST Monday 17 November 2003

For further information contact:

Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
-----------------------------           ------------------------------------
Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer  Kevin Smith
John Aston, Chief Financial Officer     Rachel Lankester
Rowena Gardner, Director of
Corporate Communications

                                        BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
                                        Tel: +1 212 477 9007
                                        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext 15 (investors)



CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
PRELIMINARY STATEMENT OF RESULTS
FOR THE YEAR ENDED 30 SEPTEMBER 2003

Cambridge, UK...Cambridge Antibody Technology Group plc (LSE: CAT; NASDAQ:
CATG) today announces preliminary results for the year ended 30 September 2003.

Highlights

o Three CAT products now in clinical development, with two further product candidates in pre-clinical development
o Significant enhancement of collaboration with Genzyme
o Equity investment by Genzyme of (pound)22.9 million
o HUMIRA(TM), isolated and optimised by CAT in collaboration with Abbott, and licensed to Abbott, approved for marketing in the US and EU for the treatment of rheumatoid arthritis
o Five further licensed CAT-derived products in clinical development, with three further licensed product candidates in pre-clinical development
o Legal proceedings commenced against Abbott in the High Court in London in respect of the dispute over the level of HUMIRA royalties
o LymphoStat-B(TM) commenced Phase II clinical trials in systemic lupus erythematosus (HGSI)
o Professor Peter Garland to retire as Chairman at forthcoming AGM and be succeeded by Dr Paul Nicholson
o Financial results for the year in line with expectations:

o Net cash outflow before financing for the year ended 30 September 2003:
  (pound)33.6 million
o Net cash outflow after financing for the year ended 30 September 2003:
  (pound)21.9 million
o Cash and liquid resources at 30 September 2003:(pound)107.8 million

Professor Peter Garland, CAT's Chairman, said, "This has been a highly significant year for CAT, with the approval of HUMIRA, the first CAT-derived drug, for marketing as a treatment for rheumatoid arthritis in the US and the European Union. It is the first of a new generation of human monoclonal antibody drugs, and likely to be a blockbuster. The stance taken by Abbott concerning royalty payments due to us on HUMIRA sales is very disappointing. The matter remains unresolved, but we remain confident in the strength of our position."

"There are now eight further products from CAT's technology in clinical development, reflecting our leadership in human monoclonal antibody therapeutics. We are also continuing to enhance the Company's technologies and capabilities, especially in the area of ribosome display."

"After 13 years on the Board of CAT, and eight years as Chairman, I will retire from the Board after the AGM on 30 January 2004. Dr Nicholson, our Senior Independent Director, will take over from me as Chairman. I wish him and the Company every success."


CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
PRELIMINARY STATEMENT OF RESULTS
FOR THE YEAR ENDED 30 SEPTEMBER 2003

                             Chairman's Statement

This has been a highly significant year for CAT, with the approval of HUMIRA, the first CAT-derived drug, for marketing as a treatment for rheumatoid arthritis (RA) in the US and the European Union. Approval of the first product is a critical milestone in the development of any biopharmaceutical company and especially for CAT, where HUMIRA is both the first of a new generation of human monoclonal antibody drugs, and likely to be a blockbuster. There are now eight further human antibody product candidates from CAT's technology in clinical development - with more to come - a demonstration of CAT's strength.

The success of HUMIRA is clearly tainted for us by the fact that Abbott has chosen to contest the level of royalties due to CAT. The announcement of this dispute with Abbott coincided with our plan to merge with Oxford GlycoSciences which was ultimately unsuccessful.

Notwithstanding these disappointments, CAT has made substantial progress during the year towards its goals. The core of the Company's value will be in products in which we invest and in which we have a substantial long-term interest. Of these, TrabioTM is in Phase III clinical trials, we have announced a significant enhancement of our alliance with Genzyme in the area of TGF(beta) antagonism and, in CAT-354, we have a major new opportunity in asthma and possibly other indications.

There has also been significant progress with the other clinical drug candidates, with a number moving into the next stage of clinical development at our licensees. We remain focussed on developing CAT's product candidate pipeline and building on our leading position as the Company originating the most human monoclonal antibodies in clinical development.

It has been my intention to retire on reaching three score years and ten. That event is due at the end of next January. I will therefore retire from the Board as of the AGM on 30 January 2004. I have been on the Board of CAT since its formation in 1990 and Chairman since 1995. I have had the privilege and pleasure of working with my many colleagues in the building of an exceptional company, outstanding in its field. I am delighted to be succeeded by Dr Paul Nicholson, who will take over as Chairman after the AGM. Paul has been on our Board since 1999 and is currently Senior Independent Director. He will bring considerable talents, vision and experience to the Chair. I wish him, and the Company, every success. Finally, I wish to express my deep gratitude to all my colleagues at CAT, our advisors, and our shareholders, for their support during my term as Chairman.

Chief Executive Officer's Statement

In my first full year at CAT the Company has set clear goals for the next five years of achieving profitability with a substantially enhanced pipeline of CAT drugs in development. During the year we have made good progress towards the goals. Critically the launch of HUMIRA in the US and EU has provided an important validation of our technologies and capabilities, and indeed of fully human monoclonal antibodies as a new drug class. There are three CAT products in clinical development, and we expect that our partner, Genzyme, will file an Investigational New Drug (IND) application for the fourth before the end of the year.

We expect that the core of CAT's future value will come from products which we develop ourselves and in which CAT has a substantial long-term economic interest. We have already demonstrated progress with our strategy to build a broader, deeper portfolio of human monoclonal therapeutic antibody candidates and continue to invest significantly in our core proprietary programmes.

There is a continuing stream of opportunities from our drug discovery 'engine', and we have progressed a number of early stage projects currently at discovery stage.

There has also been strong progress in our licensing business. Here our aim is to licence our technology and capability broadly to others, in return for a share in the products they are developing outside our core areas of focus. During the year, this has been successful, and licensing agreements have been agreed with eight companies.

Product Development

The pipeline of CAT-derived human monoclonal antibody product candidates continues to expand, with three CAT products in clinical development and two further product candidates in pre-clinical development. At CAT's licensees there are six CAT-derived products in various stages of clinical development and a further three in pre-clinical development. In addition, there are ongoing research programmes at CAT involving 14 distinct molecular targets.

Genzyme Alliance

In September 2003, CAT and Genzyme announced a significant strengthening and enhancement of their broad strategic alliance for the development and commercialisation of human monoclonal antibodies directed against TGF(beta). The partners' intention is to develop products in multiple indications in this exciting field. The first of these, CAT-192, is in clinical development for scleroderma and we plan to submit an IND for the second, GC1008, for the treatment of idiopathic pulmonary fibrosis by the end of 2003.

Under an amended collaboration agreement, CAT, through its wholly-owned subsidiary Aptein, has increased its commitment to the programme by agreeing to fund fifty per cent of programme costs through to early 2006. CAT will receive an additional credit in the formula by which profits arising from the programme are apportioned between the parties, which significantly enhances CAT's position with respect to its share of profits from the programme. The agreement also amended the rights of the parties in the event of a 'change of control', giving the party not subject to the change of control the right to purchase the other's interest in the programme for fair value.

Separately, Genzyme has made a further equity investment in CAT of approximately (pound)22.9 million through a subscription in cash for 4.3 million shares. Following this subscription Genzyme now holds approximately 11 per cent of the enlarged issued share capital of CAT.

Other CAT Product Candidates

There are three ongoing clinical trials of Trabio (lerdelimumab, CAT-152), a human anti-TGF(beta)2 monoclonal antibody with anti-scarring effects being developed for improving outcomes in glaucoma filtration surgery
(trabeculectomy).

In June 2003, CAT announced the completion of enrolment in the Phase II/III European clinical trial of Trabio, with 344 patients undergoing first time trabeculectomy enrolled at major eye hospitals in six countries. Data from this trial are expected to be available towards the end of 2004 when all patients will have completed at least one year of follow-up post surgery.

In the International Phase III clinical trial in patients undergoing trabeculectomy, patient enrolment is nearing completion. This trial is being carried out in major eye hospitals in six European countries and South Africa. Data from this trial are expected in early 2005.

Following the Company's first successful IND application and regulatory clearance from the FDA at the end of 2002, a clinical trial of Trabio has been initiated in the US. The trial is a head-to-head comparison of Trabio with 5-Flurouracil (5-FU) in patients undergoing trabeculectomy. Patient recruitment in this trial is ongoing.

In May 2003, three-year follow-up results of an earlier trial of Trabio, the Phase I/IIa clinical trial of Trabio in patients undergoing trabeculectomy, were presented at the annual meeting of the Association for Research in Vision and Ophthalmology (ARVO). The results show a clinically significant benefit in the outcome of surgery in patients treated with Trabio. Additionally, there were no significant long-term safety issues observed.

Having held initial discussions with a number of potential marketing partners for Trabio, it is now more likely that CAT will wait until the results of the European Phase III clinical trial are available before bringing in a partner.

In the Phase I/II clinical trial of CAT-192 (metelimumab), a human anti-TGF(beta)1 monoclonal antibody being developed with Genzyme as a potential treatment for diffuse systemic sclerosis, patient recruitment was completed early in 2003. 45 Patients in five countries were recruited to the trial, which is being conducted by Genzyme, and data are expected to be made available in January 2004.

GC-1008 is a pan-specific human anti-TGF(beta) monoclonal antibody, one of the GC1000 series of human monoclonal antibodies against TGF(beta) that are being developed by CAT and Genzyme. It is currently in pre-clinical studies and it is expected that an IND application will be filed towards the end of the fourth quarter of 2003 for a clinical trial in the US in idiopathic pulmonary fibrosis.

CAT-213 (bertilimumab) is a human anti-eotaxin1 monoclonal antibody which CAT has been evaluating as a treatment for severe allergic disorders. During the year, a Phase I/IIa allergen challenge study of a topically applied single dose of CAT-213 in patients with allergic conjunctivitis was carried out. The results showed CAT-213 to be safe and well tolerated, however, there was no effect on symptoms. Analysis has shown that the allergen challenge did not provoke a large enough late phase response involving eosinophils, thus denying the opportunity to show an effect of CAT-213.

Data from a non-interventional study of the effects of CAT-213 on sputum from asthmatic sufferers, carried out separately, suggest a possible role for CAT-213 as a treatment for severe and unstable asthma. These results add to those obtained from the single-dose Phase I/IIa allergic rhinitis challenge study carried out in 2002 which showed that CAT-213 had a significant positive effect upon nasal patency and reduced the numbers of tissue eosinophils and mast cells associated with nasal allergen challenge. Following an internal review of its product development portfolio, and specifically the opportunities in asthma, CAT has commenced the process of partnering CAT-213.

CAT-354, a human anti-IL13 monoclonal antibody derived from CAT's proprietary research programmes and optimised using ribosome display, has commenced pre-clinical development. It is being developed as a potential treatment for asthma and also, possibly, for other indications. Subject to the achievement of pre-clinical milestones it is expected that CAT-354 will enter clinical development by the end of 2004.

Licensed Product Candidates

HUMIRA(TM)

HUMIRA (adalimumab), a human anti-TNF(alpha) monoclonal antibody, has become the first CAT-derived antibody to receive approval for marketing and the first human monoclonal antibody approved anywhere in the world for the treatment of RA. It was isolated and optimised by CAT as part of a broad scientific collaboration with Abbott Laboratories.

On 31 December 2002, Abbott Laboratories announced that it had received US Food and Drug Administration (FDA) approval to market HUMIRA in the US as a treatment for RA. On 16 April 2003 Abbott received marketing approval for HUMIRA in Switzerland and on 10 September Abbott announced that it had received approval from the European Commission to market HUMIRA for the treatment of adult RA in the European Union (EU). HUMIRA is now being marketed in the US, the UK and Germany. Abbott reported global sales of HUMIRA of $161 million in the first nine months of 2003, and has stated global sales expectations of over $250 million for 2003, over $500 million in 2004 and peak sales of over $1 billion in RA alone, excluding the potential of the other indications in development.

During the year, Abbott announced the expansion of its HUMIRA programme. Phase III clinical trials are now underway in psoriatic arthritis, juvenile arthritis, Crohn's disease and ankylosing spondylitis, and a Phase II clinical trial in patients with chronic plaque psoriasis continues.

CAT receives royalties on the sales of HUMIRA and received its first payment in October 2003. This payment represented Abbott's calculation of the royalties due to CAT on HUMIRA sales in the six month period ended 30 June 2003.

CAT's entitlement to royalties in relation to sales of HUMIRA is governed by an agreement dated 1 April 1995 between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft. The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum royalty level. Abbott indicated to CAT in March 2003 its wish to initiate discussions regarding the applicability of these royalty offset provisions for HUMIRA. CAT strongly believes that the offset provisions do not apply and is seeking an outcome consistent with that position. Following unsuccessful efforts to resolve the matter with Abbott, CAT has commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London.

                       Other Licensed Product Candidates

During the year, there has been significant progress in CAT's collaboration with Human Genome Sciences, Inc (HGSI), with four CAT-derived antibodies being developed by HGSI now in clinical trials.

In April 2003, HGSI announced that LymphoStat-BTM (belimumab) had received Fast Track Product Designation from the US FDA for the treatment of systemic lupus erythematosus (SLE) and reported positive results from the Phase I clinical trial which showed LymphoStat-B to be safe and biologically active in patients with SLE. In September, HGSI announced that it had commenced a double-blind, placebo-controlled, multi-centre Phase II clinical trial in approximately 300 patients with SLE, designed to evaluate safety, optimal dosing and preliminary efficacy. In addition, HGSI plans to initiate a Phase II clinical trial of LymphoStat-B for the treatment of RA before the end of 2003.

TRAIL-R1 mAb is an apoptosis-inducing human monoclonal antibody that binds to TRAIL Receptor-1 (TRAIL-R1) expressed on a number of solid tumour and haematopoietic cancer cells. Phase I clinical trials, being carried out by HGSI in patients with advanced cancers, continue and HGSI expects to report results in 2004. A Phase I clinical trial in patients with multiple myeloma has also commenced.

At the annual meeting of the American Association for Cancer Research (AACR) in July 2003, HGSI presented data that demonstrated that TRAIL-R2 mAb (a human monoclonal antibody which binds to TRAIL Receptor-2 (TRAIL-R2) expressed on the surface of some types of cancer cell) induces apoptosis and has anti-tumour activity in a broad range of tumour types, both as a single agent and in combination with chemotherapy. HGSI subsequently initiated a Phase I open-label, dose-escalating study in the UK to evaluate the safety and pharmacology of TRAIL-R2 mAb in patients with advanced tumours.

In March 2003, HGSI publicised its work in developing a human anti-protective antigen monoclonal antibody, ABthrax(TM), and reported its effect in protecting against anthrax exposure in multiple experimental models. This antibody was isolated and developed by HGSI from antibody libraries licensed from CAT. In June 2003, HGSI announced that it had received clearance from the US FDA to begin human trials and, in August 2003, HGSI announced that it had received Fast Track Product Designation from the US FDA for ABthrax and confirmed that it had initiated a Phase I placebo-controlled, dose-escalation clinical trial in healthy adult volunteers.

ABthrax has been demonstrated to be effective in preventing the lethal effects of anthrax exposure in two relevant models and, more recently, has been demonstrated to be effective in protecting against the lethal effects of anthrax when administered at different time points following spore challenge. According to the guidelines of the US Bioterrorism Act, clinical trials will be required to establish safety, tolerability, and pharmacology, but not efficacy in man. HGSI has stated that large-scale development and manufacture of ABthrax is dependent on US government funding.

In May 2003, Abbott announced development progress with ABT-874 (formerly
J695), a human anti-IL12 monoclonal antibody isolated and optimised by CAT in collaboration with Abbott and licensed by CAT to Abbott under the same 1995 agreement between CAT and Knoll Aktiengesellschaft as HUMIRA. Abbott discussed promising Phase II Crohn's disease data for ABT-874, and announced plans for a Phase II study in multiple sclerosis in the first half of 2004.

There are three product candidates at pre-clinical development stage at CAT's collaborators.


Discovery Stage Programmes

There are ongoing research programmes to 14 distinct molecular targets at CAT. Over half of these programmes are funded or co-funded by CAT, including co-development programmes with Amgen, Amrad and Elan.

Operations

In December 2002, CAT completed its relocation to new, purpose-built laboratories and offices at Granta Park, Cambridge, UK.

CAT employed 279 staff at 30 September 2003 (293 at 30 September 2002).

Oxford GlycoSciences

In January 2003, CAT and Oxford GlycoSciences Plc (OGS) announced that they had agreed the terms of a merger between the two companies by way of a share for share exchange. CAT shareholders subsequently approved the merger at an EGM held in February. However, a decline in CAT's share price, particularly after the announcement of the dispute with Abbott over the level of HUMIRA royalties, depressed the value of CAT's offer. A competing cash offer made to OGS shareholders by Celltech Group plc subsequently became unconditional and CAT's offer lapsed.

Antibody Microarrays

In November 2002, CAT announced its intention to seek independent financing for its development of the application of antibodies on microarrays for personalised medicine, as this fell outside CAT's focus on therapeutic antibodies. In the event it was not possible to procure finance for this activity; as a result all development activity at CAT was terminated in the summer.

                               Financial Review

The following review is based on the Group's consolidated financial statements which are prepared under UK generally acceptable accounting principles ("GAAP").

Results of operations
Years ended 30 September 2003 and 2002

Revenues, consisting of licence fees, contract research fees and technical and clinical milestone payments, decreased by 8 per cent to (pound)8.7 million in the 2003 financial year from (pound)9.5 million in the 2002 financial year.

The decrease in revenue from the 2002 financial year to the 2003 financial year was primarily as a result of the reductions in activity levels on research collaborations reflecting the recent weak market in this area between biotechnology and major pharmaceutical companies. Contract research fees fell by (pound)1.7 million from 2002 to the 2003 financial year. Against this, revenues arising from milestone payments and licences increased by (pound)1.6 million as CAT granted new licences in the year, as well as CAT's collaborators continuing to ultilise the libraries they had licensed from CAT in previous years.

Revenue arising from clinical milestone payments increased from (pound)1.4 million in the 2002 financial year to (pound)1.8 million in the 2003 financial year. HGSI received clearance to begin Phase I trials for both ABthrax and TRAIL-R2 mAb during the 2003 financial year triggering milestone payments for each. A clinical milestone payment was received from Abbott during the third quarter of the 2003 financial year following product licence approval of HUMIRA in Switzerland. During the 2002 financial year clinical milestone payments were received from HGSI with the initiation of Phase I clinical trials on LymphoStat-B and TRAIL-R1 mAb. All of the above clinical milestone payments have been recognised in full as revenue under the Group's accounting policy.

Technical milestone payments increased from (pound)0.04 million in the 2002 financial year to (pound)0.2 million in the 2003 financial year. Technical milestone payments of (pound)0.2 million were received from Pfizer during the 2003 financial year. A technical performance milestone payment was received during the 2002 financial year under a collaboration arrangement. The above technical milestone payments have been recognised in full as revenue under the Group's accounting policy.

Revenues recognised from licence fees increased from (pound)1.7 million for the 2002 financial year to (pound)2.6 million in the 2003 financial year. The library licences granted to Chugai in September 2002 and Merck in October 2002 both came into effect during the 2003 financial year, on completion of the successful transfer of CAT's technology, accounting for the majority of this increase. In December 2002, CAT entered into agreements with Crucell and MorphoSys. Licence fees have been recognised during the 2003 financial year regarding both these agreements. CAT received licence fees following the grant of five exclusive product licences during the 2002 financial year. Three were to HGSI, for TRAIL-R1 mAb, TRAIL-R2 mAb and ABthrax. In addition, licences for undisclosed targets were granted to Amgen and Wyeth Research. Revenues derived from licence payments have been deferred and are being spread over the licence term or the period to expiration of the relevant patents. Therefore, in addition to revenues being recognised from the new licence agreements in each financial year, revenue is also realised on licence fees released from deferred income brought forward at the beginning of each financial year.

Contract research fees decreased from (pound)5.6 million in the 2002 financial year to (pound)3.9 million in the 2003 financial year. Through both financial years contract research fees were recognised from ongoing collaborations with HGSI, Pfizer, Wyeth Research and Merck. The research collaboration with HGSI concluded in March 2003 when the planned three year term expired. The three year term of the research collaboration with Pfizer expired in December 2002. In January 2003, it was agreed with Pfizer that the term of the research contract be extended by nine months to 30 September 2003. Since then both parties have agreed to extend the agreement by a further two months to 30 November 2003.


Other revenues of (pound)0.2 million were received in the 2003 financial year as compared to (pound)0.7 million in 2002. During the 2002 financial year revenue of (pound)0.7 million was recognised under an agreement with Drug Royalty Corporation (DRC) as compared to nil in the 2003 financial year. Under that agreement, the Group received a payment of (pound)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. This obligation was bought out during the 2002 financial year resulting in the remaining balance of deferred income of (pound)0.6 million being released and recognised as revenue.

CAT's direct costs are typically payable as a proportion of certain types of its revenues, such as royalties payable to third parties. Direct costs were (pound)0.7 million in the 2003 financial year and (pound)0.1 million in the 2002 financial year. Direct costs in both years included agency fees incurred in obtaining new contracts. In addition, in the 2003 financial year, direct costs included an amount payable to The Scripps Research Institute and Stratagene following CAT Limited's settlement of all pending litigation with MorphoSys. In future periods, when CAT receives royalties on product sales under its various licences and collaboration agreements, direct costs will also include royalties payable to the Medical Research Council and other licensors.

Operating expenses for the 2003 financial year were (pound)54.2 million compared to (pound)47.5 million ((pound)39.6 million excluding DRC transaction costs) in the 2002 financial year. The increase reflects, in particular, the continuing increase in activity on clinical trials.

Research and development expenses increased to (pound)45.0 million in the 2003 financial year from (pound)31.3 million in the 2002 financial year. External development costs rose from (pound)8.3 million in the 2002 financial year to (pound)15.2 million in the 2003 financial year. The increase reflects a significant rise in spend on clinical trials over the last year, on CAT-funded programmes, particularly Trabio, and on CAT's co-funded collaboration with Genzyme. The combined external development costs for Trabio and the Genzyme programme were (pound)12.8 million and (pound)6.6 million for the 2003 and 2002 financial years respectively. Research and development staff numbers increased from 212 at the start of the 2002 financial year to 232 at the end of the 2003 financial year. Staff costs and spend on laboratory and general supplies rose in line with this growth in staff numbers. Research and development expenditures in the 2003 financial year include the one-off cost of the cross-licensing arrangement with Xoma for antibody related technologies, entered into during December 2002, for antibody related technologies.

General and administrative expenses decreased to (pound)9.2 million in the 2003 financial year from (pound)16.2 million, ((pound)8.3 million excluding the DRC transaction costs) in the 2002 financial year. For the 2003 financial year, general and administrative expenses include (pound)0.6 million of net costs incurred relating to the offer made for OGS (comparative periods: none). This comprised costs incurred of (pound)1.7 million offset by a break fee of (pound)1.1 million received from OGS. Included in the 2002 financial year were (pound)7.9 million of costs incurred with regard to the two DRC transactions entered into during that year (comparative years: none). CAT made a bid for DRC in January 2002, however a competing offer was subsequently accepted. Following acceptance of the competing offer, CAT bought out its obligation to DRC for (pound)6.1 million with the issue of 463,818 CAT shares to DRC. The professional fees incurred in


CAT's bid and buy-back were (pound)1.8 million. Other general and administrative expenses include fees relating to patent litigation of (pound)0.9 million in the 2003 financial year compared to (pound)1.9 million in the 2002 financial year. The reduction in these costs in the 2003 financial year results from the successful resolution of all principal outstanding patent litigation in the first quarter of the financial year. The remaining increase in general and administrative costs in the 2003 financial year (excluding DRC costs in 2002) was primarily caused by costs associated with increased personnel (from 35 employees at the start of the 2002 financial year to 47 employees at the end of 2003 financial year), larger facilities and more complex operations.

Due to the nature of CAT's business, its staff are a key resource and represent a significant proportion of operating expenses. Staff numbers decreased over the 2003 financial year from 293 to 279 (the average over the year was 296) and increased over the 2002 financial year from 247 to 293 (the average over the year was 274). The charge for the cost of shares to be allocated under employee share schemes was (pound)0.5 million in the 2003 financial year compared to (pound)0.6 million in the 2002 financial year.

Total depreciation costs, the majority of which are included within research and development expenses, increased from (pound)2.6 million in the 2002 financial year to (pound)3.0 million in the 2003 financial year. This reflected a substantial investment in fixed assets in recent years, particularly the fitting out and equipping of the Milstein Building during the 2002 financial year. The total cost of the fit out of the Milstein and Franklin Buildings was (pound)6.7 million. Amortisation expenses, included within research and development expenses, amounted to (pound)1.1 million in the 2003 financial year and (pound)0.9 million in the 2002 financial year. Amortisation of the Aptein patents was (pound)0.4 million in both financial years. Amortisation of the Incyte licence purchased during the 2002 financial year was (pound)0.7 million in the 2003 financial year and (pound)0.5 million in the 2002 financial year.

Net interest income fell to (pound)4.4 million in the 2003 financial year from (pound)6.4 million in the 2002 financial year, resulting from lower average balances of cash and liquid resources and lower prevailing interest rates. CAT established a finance leasing facility during the 2003 financial year which resulted in interest payments of (pound)0.05 million in the year (comparative periods: none).

The Group submitted one claim in the 2003 financial year and two claims in the 2002 financial year under the research and development tax credit scheme for small and medium sized companies in the UK. The scheme was operative from 1 April 2000. The Group chose to surrender tax losses created through qualifying research and development expenditure in exchange for a cash refund. A claim of (pound)0.9 million was made for the 2000 financial year, (pound)2.6 million for the 2001 financial year and (pound)3.1 million for the 2002 financial year. The Group no longer qualifies as a Small and Medium sized Enterprise and hence no further claims for cash refunds under this scheme can be made. Tax of (pound)0.6 million was withheld on the licence payments received from Chugai during the year.

Liquidity and capital resources

During the 2003 and 2002 financial years, CAT's net cash used by operating activities was (pound)35.8 million and (pound)26.8 million respectively, in each case resulting principally from operating losses, offset by depreciation, amortisation and other non-cash movements. In both financial years operating losses were also offset by increases in creditors. In the 2003 financial year this was due to increases in deferred income resulting from licence income received from Chugai and Merck during the year to be recognised as revenue in future periods. In the 2002 financial year the increase in creditors arose as a result of higher trade creditor balances. This was due to the invoice for the second payment on the Incyte licence being received in September 2002.

A clinical milestone payment was received from Abbott during the 2003 financial year following US FDA approval of HUMIRA. This has not been recognised as revenue in the period as it is creditable against future royalties receivable from Abbott.

CAT received (pound)5.7 million research and development tax credit during the 2003 financial year and (pound)0.9 million during the 2002 financial year. The credit received in the 2003 financial year was based on the claims for the 2002 and 2001 financial years, the credit received in the 2002 financial year was based on the claim for the 2000 financial year.

CAT made capital expenditures of (pound)8.1 million and (pound)10.0 million in the 2003 and 2002 financial years, respectively. CAT's capital expenditures are primarily for laboratory equipment, laboratory facilities and related information technology equipment. CAT also invested in office and administrative facilities. The fall in capital expenditure from the 2002 to 2003 financial year was due to lower spend on laboratory equipment with the completion of the fit out of the Milstein Building early in the 2003 financial year.

CAT's net cash inflows from financing activities during the 2003 and 2002 financial years were (pound)11.7 million and (pound)1.4 million respectively, in each case primarily resulting from the issue of ordinary shares. In the 2003 financial year Genzyme increased its equity stake in CAT through a subscription of (pound)9.6 million for 1.8 million shares. The subscription for shares was the first of two tranches, the second tranche was a further 2.5 million shares with a value of (pound)13.3 million, issued following shareholder approval at the EGM held in October 2003. No significant financing transactions were completed during the 2002 financial year.

As at 30 September 2003, CAT had net current assets of (pound)101.3 million. During August 2003, CAT received 588,160 newly issued shares from MorphoSys as part of an agreement entered into in December 2002. A proportion of these shares have been recognised as a current asset investment, reflecting the amount due to The Scripps Research Institute and Stratagene. The shares are due to be transferred to The Scripps Research Institute and Stratagene in three equal tranches during the next two years. The remaining shares have been accounted for as a fixed asset investment. During the 2003 financial year CAT established a finance leasing facility under which equipment with a cost of (pound)1.4 million has been financed. This is repayable over four years. Creditors included an amount of (pound)1.2 million at the 30 September 2003 regarding this finance lease facility. CAT's creditors at the end of the 2003 financial year included a total of (pound)21.7 million of deferred income, representing non-refundable income received which will be recognised in future periods. The corresponding amount in the 2002 financial year was (pound)11.1 million.

CAT incurred net losses of (pound)39.2 million and (pound)28.2 million in the 2003 and 2002 financial years respectively. As at 30 September 2003 CAT had an accumulated loss of (pound)122.4 million. CAT's losses have resulted principally from costs incurred in performing research and development on human monoclonal antibody product candidates, and from general and administrative costs associated with CAT's operations.

As at 30 September 2003, CAT had cash and liquid resources of approximately (pound)107.8 million. CAT has invested funds that are surplus to its current requirements in highly liquid short-term securities managed on a discretionary basis by a third party. Realisation of losses from interest rate movements is unlikely as investments are generally held to maturity. Declines in interest rates over time would, however, reduce CAT's interest income.

In October 2003 CAT's shelf registration with the US Securities and Exchange Commission was declared effective. Under this registration CAT may, in future, raise up to $175 million in one or more fund raisings, the size and terms of which would be determined at the relevant time.

                               HUMIRA royalties

CAT received the first payment of royalties on sales of HUMIRA from Abbott in October 2004, representing Abbott's calculation of royalties due on HUMIRA sales in the six month period ended 30 June 2003. This payment has not been accounted for as revenue in the 2003 financial year. The royalty payment will be recognised as revenue in the first quarter of the 2004 financial year.

Financial outlook for 2004
Recurring revenues, representing contract research revenues and release of deferred income from licensing arrangements entered into prior to 30 September 2003, are expected to be in the order of (pound)4 million for the 2004 financial year. Additional revenues may arise from technical and clinical milestone payments and any further licensing or contract research arrangements, including extensions to existing arrangements. In addition, royalty income from Abbott in respect of HUMIRA will be recognised as revenue during the 2004 financial year.

In line with the Company's strategy, CAT's plans for the 2004 financial year are to continue to focus on its core development programmes, including Trabio, CAT-354 and its co-funded programmes with Genzyme. As a result, external development expenditure, including expenditure on clinical trials, is expected to rise again, leading to an overall increase in operating costs over 2003.

Capital expenditure over the year is expected to be significantly lower than last year's level following the completion of the fit out of CAT's new facilities at Granta Park. Total capital expenditure for the year is expected to be of the order of (pound)1.5 million.

It is expected that CAT's net cash outflow before financing for the current year will be up to (pound)40 million which, net of the proceeds of the Genzyme subcription, would result in a net cash outflow after financing of up to (pound)27 million.


Page 15 of 23
                    CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2003


CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                                              Convenience    Year ended      Year ended
                                                              translation            30              30
                                                               year ended     September       September
                                                             30 September          2003            2002
                                                                     2003
                                                                  US$'000   (pound)'000     (pound)'000

Turnover                                                           14,531         8,743           9,471

Direct costs                                                      (1,147)         (690)            (80)
                                                         -----------------------------------------------
Gross profit                                                       13,384         8,053           9,391

Research and development expenses                                 (74,758)      (44,981)        (31,307)
    --------------------------------------------------------------------------------------------------
     Drug Royalty Corporation transaction costs                      -              -       (7,913)
     Other general and administration expenses                (15,284)        (9,196)       (8,321)
                                                              --------        -------       -------
    --------------------------------------------------------------------------------------------------
General and administration expenses                               (15,284)       (9,196)        (16,234)
                                                         -----------------------------------------------
Operating loss                                                   (76,658)      (46,124)        (38,150)


Interest receivable (net)                                          7,246         4,360           6,386
                                                         -----------------------------------------------
Loss on ordinary activities before taxation                      (69,412)      (41,764)        (31,764)

Taxation on loss on ordinary activities                            4,276         2,573           3,557
                                                         -----------------------------------------------
Loss for the financial period                                    (65,136)      (39,191)        (28,207)
                                                         -----------------------------------------------

Loss per share - basic and diluted (pence)                                       107.5p           78.7p



CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                                                              Convenience    Year ended      Year ended
                                                              translation            30              30
                                                               year ended     September       September
                                                             30 September          2003            2002
                                                                     2003


                                                                  US$'000   (pound)'000     (pound)'000
Loss for the financial period                                     (65,136)      (39,191)        (28,207)

Gain on foreign exchange translation                                1,007           606              96
                                                         -----------------------------------------------
Total recognised losses relating to the period                    (64,129)      (38,585)        (28,111)
                                                         -----------------------------------------------

The losses for all periods arise from continuing operations.


This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.




Page 16 of 23
                    CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
Results for the YEAR ended 30 September 2003

CONSOLIDATED BALANCE SHEET
                                                              Convenience    Year ended      Year ended
                                                              translation            30              30
                                                               year ended     September       September
                                                             30 September          2003            2002
                                                                     2003
                                                                  US$'000   (pound)'000     (pound)'000

                     Fixed assets
Intangible fixed assets                                           11,440          6,883           7,933
Tangible fixed assets                                             23,876         14,366          12,429
Investments                                                        5,606          3,373             215
                                                        ------------------------------------------------
                                                                  40,922         24,622          20,577
                                                        ------------------------------------------------
Current assets
Debtors                                                            7,522          4,526           6,556
Short term investments                                           180,073        108,347         126,694
Cash at bank and in hand                                           1,755          1,056           3,081
                                                        ------------------------------------------------
                                                                 189,350        113,929         136,331
Creditors
Amounts falling due within one year                             (21,036)       (12,657)        (12,563)
                                                        ------------------------------------------------
Net current assets                                               168,314        101,272         123,768
                                                        ------------------------------------------------
Total assets less current liabilities                            209,236        125,894         144,345
Creditors
Amounts falling due after more than one year                    (30,169)       (18,152)         (8,580)
                                                        ------------------------------------------------
Net assets                                                       179,067        107,742         135,765
                                                        ------------------------------------------------

Capital and reserves
Called-up share capital                                            6,372          3,834           3,621
Share premium account                                            353,812        212,883         202,534
Other reserve                                                     22,364         13,456          13,456
Profit and loss account                                        (203,481)      (122,431)        (83,846)
                                                        ------------------------------------------------
Shareholders' funds - all equity                                 179,067        107,742         135,765
                                                        ------------------------------------------------



This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.




Page 17 of 23

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
Results for the YEAR ended 30 SEPTEMBER 2003

CONSOLIDATED CASH FLOW STATEMENT
                                                         Convenience       Year ended     Year ended
                                                         translation               30             30
                                                          year ended        September      September
                                                        30 September             2003           2002
                                                                2003
                                                             US$'000      (pound)'000    (pound)'000

          Net cash outflow from operations                    (59,532)        (35,819)       (26,808)
                                                     -----------------------------------------------

  Returns on investments and servicing of finance
Interest received                                               8,468           5,095          7,558
Interest paid                                                     (76)            (46)             -
                                                     -----------------------------------------------
                                                                8,392           5,049          7,558
                                                     -----------------------------------------------

                      Taxation                                  8,659           5,210            920
                                                     -----------------------------------------------

    Capital expenditure and financial investment
Purchase of intangible assets                                  (4,443)         (2,673)        (2,067)
Purchase of tangible fixed assets                              (8,996)         (5,413)        (7,894)
Sale of tangible fixed assets                                       7               4              -
                                                     -----------------------------------------------
                                                              (13,432)         (8,082)        (9,961)
                                                     -----------------------------------------------

Net cash outflow before management of liquid
resources and financing                                       (55,913)        (33,642)       (28,291)
                                                     -----------------------------------------------

           Management of liquid resources                      31,209          18,778         29,534
                                                     -----------------------------------------------

                     Financing
          Issue of ordinary share capital                      17,554          10,562          1,448
    Proceeds from new finance lease commitments                 2,309           1,389              -
 Capital elements of finance lease rental payments               (367)           (221)              -
                                                     -----------------------------------------------
                                                               19,496          11,730          1,448
                                                     -----------------------------------------------

(Decrease)/increase in cash                                    (5,208)         (3,134)         2,691
                                                     -----------------------------------------------



This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

Notes to the financial information

                              Accounting policies
This financial information has been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2003.

Convenience translation

The consolidated financial statements are presented in pounds sterling. The consolidated financial statements as of and for the year ended 30 September 2003 are also presented in United States Dollars as a convenience translation. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of (pound)1:US$1.6620, the noon buying rate as of 30 September 2003. No representation is made that the amounts could have been or could be converted into United States Dollars at this or any other rates.

Drug Royalty Corporation transaction costs
General and administration expenses include (pound)7.9 million of costs incurred in the year ended 30 September 2002 relating to the two transactions entered into with Drug Royalty Corporation Inc. of Canada (DRC) during that year. In January 2002, CAT announced a recommended offer for the whole of DRC. A competing offer was made by Inwest Investments Ltd of Canada which was accepted in April 2002. Under an agreement with DRC, the Group received a payment of (pound)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The (pound)1.5 million was deferred and recognised over the period for which the rights were purchased. On 2 May 2002, CAT bought out this royalty obligation to DRC for (pound)6.1 million (C$14 million) with the issue of 463,818 CAT shares to DRC. The remaining balance of (pound)0.6 million of deferred income was all released in 2002. The professional fees incurred in the Group's bid and royalty buy-back were (pound)1.8 million.

                                Loss per share
The loss per ordinary share and diluted loss per share are equal because share options are only included in the calculation of diluted earnings per share if their issue would decrease the net profit per share or increase the net loss per share. The calculation is based on the following for the year ended 30 September 2003 and the year ended 30 September 2002 respectively: Losses of (pound)39,191,000 and (pound)28,207,000. Weighted average number of shares in issue of 36,440,993 and 35,828,446. The Company has ordinary shares in issue of 38,338,320 and a total of 1,726,607 ordinary shares under option as of 30 September 2003.


Page 19 of 23
          Reconciliation of operating loss to operating cash outflow
                                                         Convenience       Year ended     Year ended
                                                         translation               30             30
                                                          year ended        September      September
                                                        30 September             2003           2002
                                                                2003
                                                             US$'000      (pound)'000    (pound)'000

Operating loss                                              (76,658)         (46,124)       (38,150)
Depreciation charge                                           4,968            2,989          2,617
Amortisation of intangible fixed assets                       1,745            1,050            882
Shares received from MorphoSys                               (5,965)          (3,589)             -
Shares issued to buy out DRC royalty agreement                    -                -          6,149
Loss on disposal of fixed assets                                156               94              -
Increase in debtors                                          (2,136)          (1,285)          (158)
Increase in deferred income                                  17,612           10,597             84
Increase in creditors                                           746              449          1,768
(excluding deferred income)
                                                      ----------------------------------------------
                                                            (59,532)         (35,819)       (26,808)
                                                      ----------------------------------------------

                   Analysis and reconciliation of net funds
                                                           1 October             Cash       Exchange   30 September
                                                                2002             flow       movement           2003
                                                         (pound)'000      (pound)'000    (pound)'000    (pound)'000

Cash at bank and in hand                                      3,081          (1,990)           (35)          1,056
Overdrafts                                                        -          (1,144)             -          (1,144)
                                                                            ---------
                                                                             (3,134)
Finance leases                                                    -          (1,168)             -          (1,168)

Liquid resources                                            126,694         (18,778)             -         107,916
                                                      ------------------------------------------------------------
Net funds                                                   129,775         (23,080)           (35)        106,660
                                                      ------------------------------------------------------------

                                                                                        Year ended      Year ended
                                                                                      30 September    30 September
                                                                                              2003            2002
                                                                                       (pound)'000    (pound)'000

(Decrease)/increase in cash in the period                                                  (3,134)          2,691
Cash inflow from increase in lease financing                                               (1,168)              -
Decrease in liquid resources                                                              (18,778)       (29,534)
                                                                                     -----------------------------
Change in net funds resulting from cash flows                                             (23,080)       (26,843)
Exchange movement                                                                             (35)           (32)
                                                                                     -----------------------------
Movement in net funds in period                                                           (23,115)       (26,875)
Net funds at 1 October 2002                                                                129,775        156,650
                                                                                     -----------------------------
Net funds at 30 September 2003                                                             106,660        129,775
                                                                                     -----------------------------





Page 20 of 23
           Reconciliation of movements in group shareholders' funds
                                                                                      Year ended      Year ended
                                                                                    30 September    30 September
                                                                                            2003            2002
                                                                                     (pound)'000     (pound)'000

Loss for the financial period                                                           (39,191)        (28,207)
Other recognised gains and losses relating to the period                                    606             325
                                                                                ---------------------------------
                                                                                        (38,585)        (27,882)
New shares issued                                                                        10,562           7,597
                                                                                ---------------------------------
Net decrease in shareholders' funds                                                     (28,023)        (20,285)
Opening shareholders' funds                                                             135,765         156,050
                                                                                ---------------------------------
Closing shareholders' funds                                                             107,742         135,765
                                                                                ---------------------------------


                             Financial Statements
The preceding information, comprising the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Balance Street, Consolidated Cash Flow Statement and associated notes, does not constitute the Company's statutory financial statements for the years ended 30 September 2003 and 2002 within the meaning of section 240 of the Companies Act 1985, but is derived from those financial statements. Statutory financial statements for the year ended 30 September 2002 have been delivered to the Registrar of Companies and those for the year ended 30 September 2003 will be delivered to the Registrar of Companies after the Company's Annual General Meeting. The auditors have reported on those financial statements; their reports were unqualified and did not contain any statements under s237 (2) or (3) Companies Act 1985.

The annual report and financial statements for the year ended 30 September 2003 will be posted to shareholders by 31 December 2003 and will be available shortly thereafter from our registered office:

The Company Secretary
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH, UK
Tel: +44 (0) 1223 471471

This preliminary announcement was approved by the Board on Friday 14 November 2003.



Page 22 of 23
Quarterly financial information

                                                                Three           Three          Three        Three
                                                               months          months         months       months
                                                             ended 30        ended 30       ended 31     ended 31
                                                            September            June          March     December
                                                                 2003            2003           2003         2002
                                                          (pound)'000     (pound)'000    (pound)'000  (pound)'000

   Consolidated profit and loss account (unaudited):
                       Turnover                                 2,349           2,417          2,572        1,405
Direct costs                                                     (458)           (207)           (16)          (9)
                                                         ------------- --------------- -------------- ------------
                     Gross profit                               1,891           2,210          2,556        1,396

Research and development expenses                             (12,663)        (10,973)       (10,111)     (11,234)
General and administration expenses                            (2,681)         (2,593)        (1,914)      (2,008)
                                                         ------------- --------------- -------------- ------------
                    Operating loss                            (13,453)        (11,356)        (9,469)     (11,846)

Interest receivable (net)                                         866           1,016          1,172        1,306
                                                         ------------- --------------- -------------- ------------

      Loss on ordinary activities before taxation             (12,587)        (10,340)        (8,297)     (10,540)
Taxation on loss on ordinary activities                          (127)          2,700              -            -
                                                         ------------- --------------- -------------- ------------
             Loss for the financial period                    (12,714)         (7,640)        (8,297)     (10,540)
                                                         ------------- --------------- -------------- ------------

     Consolidated cash flow statement (unaudited):
           Net cash outflow from operations                   (14,606)         (8,726)        (7,073)      (5,414)
                                                         ------------- --------------- -------------- ------------

    Returns on investments and servicing of finance
Interest received                                                 598             912          2,537        1,048
Interest paid                                                     (18)            (18)           (10)           -
                                                         ------------- --------------- -------------- ------------
                                                                  580             894          2,527        1,048

                       Taxation                                  (127)          2,700              -        2,637
                                                         ------------- --------------- -------------- ------------

     Capital expenditure and financial investment
Purchase of intangible assets                                       -               -              -       (2,673)
Purchase of tangible fixed assets                                (465)           (683)        (1,439)      (2,826)
Sale of tangible fixed assets                                       -               1              3            -
                                                         ------------- --------------- -------------- ------------
                                                                 (465)           (682)        (1,436)      (5,499)
Net cash outflow before management of liquid resources
                     and financing                            (14,618)         (5,814)        (5,982)      (7,228)
                                                         ------------- --------------- -------------- ------------

            Management of liquid resources                      4,469           4,914           (850)      10,245
                                                         ------------- --------------- -------------- ------------

                       Financing
Issue of ordinary share capital                                 9,376             479             19          688
Proceeds from new finance lease commitments                       313               -            572          504
Capital elements of finance lease rental payments                 (60)            (58)           (67)         (36)
                                                         ------------- --------------- -------------- ------------
                                                                9,629             421            524        1,156
                                                         ------------- --------------- -------------- ------------
             (Decrease) /increase in cash                        (520)           (479)        (6,308)       4,173
                                                         ------------- --------------- -------------- ------------


Notes to Editors



Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 280 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HUMIRA, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott has been approved by the US Food and Drug Administration for marketing in the US and by the European Commission for marketing in the EU as a treatment for rheumatoid arthritis.
o Eight further CAT-derived human therapeutic antibodies are at various stages of clinical trials. There are five candidate therapeutic antibodies in pre-clinical development.
o CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has co-development programmes with Amgen, Amrad, Elan and Genzyme.
o CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.


Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.